

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 11, 2012

Via E-mail
Ali Balaban
Chief Executive Officer
Spicy Gourmet Manufacturing, Inc.
7910 Ivanhoe Ave.
414
La Jolla, CA 92037

> **Re: Spicy Gourmet Manufacturing, Inc.
> Amendment No. 1 to Registration Statement on Form 10-12G
> Filed March 15, 2012
> File No. 000-54616**

Dear Mr. Balaban:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits

Exhibit 3.2

1.   We note that Section 47 of your By-laws states that:

> Any and all disputes and controversies by and between the shareholders or the directors arising out of or with respect to the business of or affecting the affairs of the corporation, which disputes and controversies cannot be resolved under the terms of the corporate By-Laws or Certificate of Incorporation, because of a tie vote or deadlock between the directors and shareholders shall be settled by

arbitration in the following manner. Each side of the dispute shall be entitled to name one arbitrator and both arbitrators so named shall together agree upon a third arbitrator, with the findings of the arbitration panel to be binding upon all parties to the dispute. Unless otherwise mutually agreed by the parties the arbitration shall take place in accordance with and subject to the provisions of the Delaware Uniform Arbitration Act., 10 Del. C. 5701 et.seq.

Please describe to us the impact of this provision on your shareholders with respect to any disputes or claims relating to the federal securities laws.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Daniel Masters